FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 8, 2006 announcing that Registrant has been selected to provide a broadband satellite communications network to Federal State Unitary Enterprise Russian Post.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 12, 2006

Russian Post, one of Russia’s largest companies, selects Gilat for broadband satellite network

SkyEdge VSAT network will serve post offices in Siberia and far-eastern Russia

Petah Tikva, Israel, February 9, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has been selected to provide a broadband satellite communications network to Federal State Unitary Enterprise Russian Post. Russian Post is one of Russia’s largest companies, operating more than 40,000 post offices and providing many other telecom, shipping, retail and financial services for annual revenue of US$1.5 billion.

Gilat will deploy a SkyEdge VSAT hub station in the Siberian capital city of Novosibirsk. The network will provide broadband Internet access, always-on data communications for postal applications and telephony services to remote postal facilities throughout Siberia and far-eastern Russia. The initial order is for several hundred sites.

Denis Chuiko, First Deputy General Director, Russian Post, said, “Standard terrestrial networks cannot efficiently serve Russia’s outlying areas. It’s a well-known fact that satellite technology is the best way to bring reliable voice and broadband services to remote communities. Gilat’s SkyEdge platform provides us the flexibility to add applications in the future, to meet the challenges posed to us by our government and our customers.

Chuiko added, “Gilat has proven that VSAT technology can be deployed quickly and can meet the challenge of Russia’s dispersed population and rugged terrain. After our evaluation of many potential network providers, Gilat was chosen because of the technological superiority of its products and its reputation as the preeminent worldwide provider of rural satellite solutions.”

Erez Antebi, Gilat Network Systems’, Chief Executive Officer, said, “We are fortunate to be able to provide Russian Post with the solution it needs to bring dependable, secure communications to these remote regions. Gilat has a wealth of experience in deploying and operating rural communications sites and supporting its customers’ development of postal applications.”

Antebi concluded, “We view this agreement as more than just a significant contract award, but rather the beginning of what we expect will be a long-term cooperation with Russian Post to help it develop new services and applications that meet critical goals set to it by the Ministry of Telecommunications. We expect this network will enable the Post to offer services that were previously unavailable, thus increasing the Post’s revenue and enabling strong business growth and improved quality of life in the covered areas.”

About Russian Post

With more than 85 subsidiaries, 370,000 employees and annual revenue of US$1.5 billion, Russian Post is one of Russia’s largest companies. The Company operates more than 40,000 post offices and retail establishments and provides consumers with financial and telecommunications services. Please visit Russian Post at www.russianpost.ru.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides in North America, managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and offers rural telephony and internet access solutions to remote areas mainly in Latin America via Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com